1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date August 27, 2012	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

VOLUNTARY ANNOUNCEMENT

CHANGE IN ACCOUNTING ESTIMATION

The purpose of this announcement is to disclose the Change in Accounting Estimation of the Company under the PRC accounting standards. The Change in Accounting Estimation will not affect the profits of the Company calculated based on the International Financial Reporting Standards.

This is a voluntary announcement made by the Company.

The tenth meeting of the fifth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) approved the proposal in relation to the change in accounting estimation of the Company (the “Change in Accounting Estimation”), and approved the adjustment to the collection of production safety expenses of some coal mines in accordance with the new policy and requirements of the Ministry of Finance and the State Administration of Work Safety of the People’s Republic of China (“PRC”).

1. Introduction to the Change in Accounting Estimation

(1) Date of the Change in Accounting Estimation: 1 February 2012;

(2) Reasons for the Change in Accounting Estimation: pursuant to the rules and regulations of “the Provision and Usage Measures of Production Safety Expenses of the Enterprises” (Caiqi [2012] No.16), jointly issued by the PRC Ministry of Finance and the State Administration of Work Safety on 14 February 2012, the Company has to increase the provision standard of the production safety fees applicable to the coal mines located in Shandong Province and Inner Mongolia Autonomous Region to RMB15 per tonne;

(3) Details of the Change in Accounting Estimation: to increase the provision standard of the production safety fees applicable to the coal mines located in Shandong Province and Inner Mongolia Autonomous Region to RMB15 per tonne from RMB8 and RMB10 per tonne, respectively.

2. Impact of the Change in Accounting Estimation on the Company

Calculated on the basis of China accounting standards, it is estimated that the Change in Accounting Estimation will result in an increase of the cost of the Company by approximately RMB270.6 million, a decrease of the gross profits by approximately RMB270.6 million, a reduction of the enterprise income tax by approximately RMB67.65 million respectively, and a decrease of the net profits of the Company by approximately RMB 203 million. The Change in Accounting Estimation will not affect the profits of the Company calculated based on the International Financial Reporting Standards.

3. Opinion of the Board, the supervisory committee of the Company (the “Supervisory Committee”) and the independent directors of the Company (the “Independent Directors”) on the Change in Accounting Estimation

The Board and the Supervisory Committee have provided their opinion on the Change in Accounting Estimation. The Independent Directors have also provided their independent opinion on the Change in Accounting Estimation.

The Board, the Supervisory Committee and the Independent Directors are of the opinion that: pursuant to the rules and regulations of “the Provision and Usage Measures of Production Safety Expenses of the Enterprises” (Caiqi [2012] No.16), jointly issued by the PRC Ministry of Finance and the State Administration of Work Safety, the adjustment to the provision standard of the production safety fees is in compliance with the laws, rules and relevant requirements of accounting policy, and may further optimize the Company’s long-term safety production mechanism to ensure the stability and continuity of the production and operation of the Company and to safeguard the interests of the Company and its shareholders as a whole. The Change in Accounting Estimation does not have material impact on the Company and shall be approved accordingly.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

24 August 2012

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC